SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Acquires Full 100% Ownership of 012 Golden Lines dated December 3, 2006.



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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold Acquires Full 100% Ownership of 012 Golden Lines

Sunday December 3, 5:06 am ET

PETACH TIKVA, Israel, Dec. 3 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD; TASE) today announced that it has reached an agreement to increase its ownership interest in 012 Golden Lines from 60% to approximately 100% in consideration for approximately US $56 million. This acquisition completes the previous transaction which was signed in July 2006. The purchase is subject, inter alia, to the approval of the Israeli Anti-Trust Commissioner and the Ministry of Communications and Internet Gold Group believes that the agreed upon transfer of full ownership in O12 Golden Lines will expedite the review processes. Following receipt of the necessary approvals, Internet Gold expects to merge O12 Golden Lines with its communications subsidiary.

Ms. Stella Handler, current CEO of 012 Golden Lines, will serve as the CEO of the merged communications company.

Mr. Shaul Elovitch, Chairman of the Internet Gold Group who will also serve as the Chairman of the merged company said today: "After signing the previously announced transaction, we obtained a greater appreciation of the unique qualities of 012 Golden Lines, the professional management level of Ms. Handler and the excellent synergy which we can derive by merging 012 with our current communications activity. This caused us to expand the transaction and acquire full ownership in 012. We also believe that our obtaining 100% ownership will ease and expedite the process of obtaining the required regulatory approvals. I am certain that this transaction will be the base from which Internet Gold Group will emerge and position itself in the top tier of Israeli communications' companies."

Eli Holtzman, CEO of Internet Gold Group who will also serve as Vice Chairman of the merged company commented: "The fact that Internet Gold will hold full ownership in both companies will simplify and make the merger process more effective. We anticipate executing the merger plans in a quick and efficient manner so that our group benefits from the expected synergy both on the expense and revenue generation levels. I look optimistically towards 2007 as the year when the revenues of the Internet Gold Group are expected to increase significantly to above the billion Shekels threshold and that we will achieve improved profitability. I also believe that synergies arising from the merger should also contribute to a better level of service to our customers, the well being of our employees and will create new level of share value for our shareholders."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.




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Certain statements made herein that use the words "estimate," "project,"
"intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
     Lee Roth
     KCSA Worldwide
     +1-212-896-1209

    In Israel:
     Mor Dagan
     Investor Relations
     +972 3 516-7620

     Ms. Idit Azulay, Internet Gold +972 3 939-9848 idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 4, 2006